UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

June 12, 2019

In the Matter of

China YCT International Group, Inc.
c/o Shandong Spring Pharmaceutical
Economic Development Zone
Gucheng Road
Sishui County Shandong Province
People's Republic of China

ORDER DECLARING REGISTRATION STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED

File No: 333-226179

China YCT International Group, Inc. filed with the Commission a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The registration statement has been on file for more than nine months and has not yet become effective.

China YCT International Group, Inc. has failed to respond to notice under Rule 479 that the registration statement would be declared abandoned unless it was timely amended or withdrawn;

In view of the foregoing, it is ORDERED that the registration statement be declared abandoned on June 12, 2019.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Vanessa A. Countryman
Acting Secretary